FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2002

Metal Storm Limited
(Translation of registrant's name into English)

Level 34 Central Plaza One
345 Queen St
Brisbane, QLD 4000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....

Metal Storm Increases Emphasis on the Company's US Office

March 20, 2002

Metal Storm Limited (ASX code: **MST** and Nasdaq Small Cap ticker symbol: **MTSX**), a pioneer of electronic ballistics technology, announced that Managing Director and Chief Executive Officer, Mike O'Dwyer, has significantly increased his presence in the United States to take full advantage of ever-expanding opportunities for Metal Storm's technology.

"Because of the accelerating opportunities in the US defence market, especially for homeland defence and counter terrorism solutions, we decided it was essential for me to give increased personal emphasis to our US office," said Mr O'Dwyer. "Having a US base of operations gives Metal Storm a platform for promoting the company's innovative electronic ballistics technology to the defence community. It also gives us closer and more frequent access to critical commercial R&D and procurement opportunities, which will allow the company to achieve its objectives for sustained future growth."

This new emphasis follows the appointment in November 2001 of Admiral William A Owens (US Navy retired) as Chairman of the company. Metal Storm opened its office in Arlington, Virginia in July 2001, near the heartland of the US Department of Defense in Washington, DC.

"Our US office is already proving beneficial in a range of areas. In February we introduced Metal Storm's technology to experts within the Special Operations community at the 13th Annual SO/LIC Symposium & Exhibition sponsored by the National Defense Industrial Association. Currently, we are actively engaged in submitting proposals for various applications of our technology, and recently we were invited to submit a White Paper to the Department of Defense Technical Support Working Group on our counter terrorism proposal for an electronic access denial weapon."

"We will continue to direct existing in-house research and development programs such as the VLe handgun from our office in Australia, working with our partners at the Defence Science and Technology Organisation (DSTO) and maintaining vital relationships with the Australian defence, scientific and investment communities," concluded Mr O'Dwyer.

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing unprecedented attention from defence organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has US$50 million in research and development funding in place to develop its technology from leading defence-related agencies such as the US Defense Advanced Research Projects Agency (DARPA) and the Australian Defence Science and Technology Organisation (DSTO). Additionally, the Company is well positioned to support the U.S. government's more urgent homeland defence needs. Recently, the US Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the Company's technology, the ability of the Company to protect its proprietary technology, the market for the Company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Form 20-F.

===ENDS===

Further Information:

In Australia
Peter Wetzig
Metal Storm Limited
Telephone: #61 (0) 7 3221 9733

In United States of America
Media Enquiries:
Elissa Grabowski
Lippert/Heilshorn & Assoc
Telephone: (212) 838 3777

Metal Storm Proves 60mm Firing Ability of Weaponry System

March 18, 2002

-Increased Fire Power and Payload Capacity Expands Potential Military and Civil Applications of Metal Storm Technology-

Metal Storm Limited (ASX: **MST** and Nasdaq Small Cap: **MTSX**), a pioneer in electronic ballistics technology, announced today the first successful test firing of a 60mm projectile from its weaponry system. The test was conducted by Australia's Defence Science and Technology Organisation (DSTO) under a collaborative agreement between the United States and Australian defence agencies to jointly research, model and develop the application of Metal Storm technology.

"The results of this test significantly widens the potential military and civil applications of Metal Storm's technology," said Mike O'Dwyer, Managing Director and Chief Executive Officer of Metal Storm Limited. "We also believe that the tests may lead to the development of a 'hybrid weapon', a system capable of firing both 40mm and 60mm rounds from the same weapon that can provide appreciable tactical advantages on the battlefield."

The 60mm test firing builds on the success of the 40mm projectile, which was initially fired by DSTO in June 2000, when it was demonstrated for the first time, that Metal Storm technology could be successfully applied to higher caliber weapons. The capability to fire 60mm rounds provides firepower and payload capacity significantly greater to that of 40mm rounds. The 60mm test firing indicates the capability of a Metal Storm weapon system to destroy vehicles or infrastructure and damage or disable armored vehicles and raises the potential burst effect or lethal area to approximately 4-5 times greater than that of 40mm rounds.

"Combine these capabilities with multiple barrels, and multiple rounds per barrel placed together as a 'gun pod', with the firing precision of fully electronic operation, and you have a potential weapon system capable of extraordinary firepower," said Mr O'Dwyer.

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing unprecedented attention from defence organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has US$50 million in research and development funding in place to develop its technology from leading defence-related agencies such as the US Defense Advanced Research Projects Agency (DARPA) and the Australian Defence Science and Technology Organisation (DSTO). Additionally, the Company is well positioned to support the U.S. government's more urgent homeland defence needs. Recently, the US Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the Company's technology, the ability of the Company to protect its proprietary technology, the market for the Company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Form 20-F.

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==ENDS==

Further Information:

In Australia

Peter Wetzig
Metal Storm Limited
Telephone: #61 (0) 7 3221 9733

Released through:
John Bayly
Bayly Willey Holt
Telephon: #61 (0) 7 3368 2355

In United States of America

Media Enquiries:
Elissa Grabowski
Lippert/Heilshorn & Assoc
Telephone: (212) 838 3777

Metal Storm Unveils Special Operations Concepts at NDIA Symposium & Exhibition

March 13, 2002

ARLINGTON, VA – March 13, 2002 – Metal Storm Limited (Nasdaq Small Cap: **MTSX** and ASX: **MST**), a pioneer in electronic ballistics technology, presented a range of Special Operations concepts utilizing Metal Storm's electronic ballistics technology at the National Defense Industrial Association's (NDIA) 13th Annual Special Operations/Low Intensity Conflict (SO/LIC) Symposium and Exhibition that was held in February in Arlington, VA. The Company's presentation 'The Use of Metal Storm Technology/Weapons in an Urban Warfare Environment' was very well received and highlighted Metal Storm applications currently under development and demonstrated potential applications of the technology.

In outlining the strong interest shown in the technology, Mike O'Dwyer, Managing Director and Chief Executive Officer of Metal Storm Limited said, "Metal Storm offers an unrivalled, revolutionary technology that further enhances our ability to support the war on terrorism by providing a range of cutting-edge defense capabilities. Metal Storm's electronic ballistics technology can provide next generation Special Operations capabilities and, given the progress in developing our technology to date, a number of innovative counter-terrorism applications can now be developed for fielding in the short term. It was an exciting opportunity to present to such a distinguished and responsive audience of leading defense and industry experts who realize the need for innovation and advancement in weaponry."

The presentation included details regarding the application of Metal Storm's 40mm grenade pods to unmanned combat aerial vehicles and the integration of Metal Storm gun tubes into the actual airframe of a small unmanned combat air vehicle. Concepts such as the lightweight "Surf Zone" six-barrel weapon and the discrete "Hands-Free Combatant" personal weapon were also introduced.

A selection of slides used at the symposium is posted on the Metal Storm website. View or Download the Acrobat pdf file HERE

About the National Defense Industrial Association (NDIA)
NDIA is a partnership between industry and government that is driving the future of defense. NDIA facilitates growth, innovation, and technological advances for all facets of the defense industrial base. NDIA membership includes approximately 850 corporations and 24,000 individuals. NDIA is committed to:
(a) promoting interchange of ideas and technology between government and industry,
(b) providing industry's advice to government on technology issues,
(c) harnessing technology, information and education for national defense solutions, and
(d) supporting economic strength through international competitiveness.

About Metal Storm
Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing unprecedented attention from defense organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has US$50 million in research and development funding in place to develop its technology from leading defense-related agencies such as the US Defense Advanced Research Projects Agency (DARPA) and the Australian Defence Science and Technology Organisation (DSTO). Additionally, the Company is well positioned to support the U.S. government's more urgent homeland defense needs. Recently, the Department of Defense (DoD) has accelerated the programs under development as the country mobilizes for war and strengthens its counter-terrorism capabilities.

Safe Harbor

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Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the Company's technology, the ability of the Company to protect its proprietary technology, the market for the Company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Form 20-F.

ENDS

Further Information:

In Australia
Released through:
Peter Wetzig
Metal Storm Limited
Telephone: (07) 3221 9733

In United States of America
Media Enquiries:
Elissa Grabowski
Lippert/Heilshorn & Assoc
Telephone: (212) 838 3777

Released through:
John Bayly
Bayly Willey Holt
Telephone: (07) 3368 2355

Metal Storm to Submit White Paper to US Department of Defense's Technical Support Working Group
March 12, 2002

Counter-terrorism Proposal Passes Initial Evaluation

Metal Storm Limited (ASX code: **MST** and Nasdaq Small Cap ticker symbol: **MTSX**), a pioneer in electronic ballistics technology, announced today that its counter-terrorism proposal for an electronic access denial weapon has passed an initial evaluation by the Technical Support Working Group (TSWG), a research clearing house for the United States Department of Defense. As a result, Metal Storm will submit by April 4, a white paper to include detail such as weapon specifications, a concept of operations, potential users, and problems and threats addressed by the introduction of the proposed special forces weapon. The paper will also cover the identification of deliverables, work to be performed, estimated costs and a planned methodology to transition the weapon into production.

"This is an important first step toward securing a procurement contract for our electronic access denial weapon," said Mike O'Dwyer, Managing Director and Chief Executive Officer. "After we submit a detailed white paper to the TSWG, the next step is a full proposal solicitation for final evaluation, which will include all the detail for transitioning the weapon to commercial production. We are encouraged by the interest in Metal Storm's revolutionary technology shown to date by those in the US defence community tasked with responding to terrorism threats at home and abroad."

The TSWG is structured under the Executive Program Direction of the Assistant Secretary of Defense for Special Operations/Low Intensity Conflict (SO/LIC), with Technical Chairs at Department of Defense, FBI and Department of Energy, with multi-agency groups, such as the FAA, US Secret Service and the Bureau of Alcohol, Tobacco & Firearms also participating. TSWG is the US national forum that identifies, prioritises, and coordinates interagency and international research and development (R&D) requirements for combating terrorism.

"The Under Secretary of Defense for Acquisition, Technology and Logistics and Combating Terrorism Technology Support Office issued a joint Broad Agency Announcement (BAA 02-Q-4655), to identify capabilities that can be developed in approximately 12-18 months. Since late 2001, Metal Storm has submitted several proposals covering other applications of the company's 100% electronic ballistics technology in response to the urgent need on the part of the US Department of Defense to accelerate development of counter-terrorism technologies," Mike O'Dwyer said.

About Metal Storm
Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing unprecedented attention from defense organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has $50 million in research and development funding in place to develop its technology from leading defense-related agencies such as the US Defense Advanced Research Projects Agency (DARPA) and the Australian Defence Science and Technology Organisation (DSTO). Additionally, the Company is well positioned to support the U.S. government's more urgent homeland defense needs. Recently, the Department of Defense (DoD) has accelerated the programs under development as the country mobilizes for war and strengthens its counter-terrorism capabilities. For more information about Metal Storm, please visit the company web site at www.metalstorm.com.

Safe Harbor
Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the Company's technology, the ability of the Company to protect its proprietary technology, the market for the Company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Form 20-F.

====ENDS====

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED

By:
Name: Peter R Wetzig
Title General Manager - Commercial
and Company Secretary

Date: April 18, 2002

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